UNITED STATES
                       SECURITIES  AND  EXCHANGE  COMMISSION
                             WASHINGTON,  D.C.  20549

                                  SCHEDULE  13D

                    UNDER  THE  SECURITIES  EXCHANGE  ACT  OF  1934

                       Island  Residences  Club,  Inc.
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                                (Name  of  Issuer)


                    Common  Stock,  par  value  $.0001  per  share
     ---------------------------------------------------------------
                         (Title  of  Class  of  Securities)

                                 not  applicable
         --------------------------------------------------------------
                                 (CUSIP  Number)

                                Graham  J.  Bristow
                       Meridian  Pacific  Investments  HK  Ltd.
                           P.O.  Box  1947,  Noosa  Heads
                           Queensland  4567,  Australia
                                (61-7)  5474-1180
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 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                 March  17,  2004
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             (Date  of  Event  which  Requires  Filing  of  this  Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE  13D



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1  NAME  OF  REPORTING  PERSON

                                            MERIDIAN PACIFIC INVESTMENTS HK LTD.

 S.S.  OR  I.R.S.  IDENTIFICATION  NO.  OF  ABOVE  PERSON
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2  CHECK  THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)  (A) [ ]
                                                                         (B) [X]
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3  SEC  USE  ONLY

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   1   SOURCE  OF  FUNDS  (See  Instructions)
                                                                              WC

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5  CHECK  IF  DISCLOSURE  OF  LEGAL  PROCEEDINGS  IS  REQUIRED  PURSUANT  TO
   ITEM  2(d)  or  2(e)

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6    CITIZENSHIP OR PLACE OF ORGANIZATION                              HONG KONG

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7     SOLE VOTING POWER:                                               4,000,000

 NUMBER  OF    -----------------------------------------------------------------
    SHARES      8     SHARED  VOTING  POWER
 BENEFICIALLY
   OWNED  BY
     EACH       ----------------------------------------------------------------
   REPORTING    9     SOLE DISPOSITIVE POWER                           4,000,000
    PERSON
     WITH
                ----------------------------------------------------------------
                10    SHARED  DISPOSITIVE  POWER

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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON      4,000,000
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12     CHECK  IF  THE  AGGREGATE  AMOUNT  IN  ROW  (11)  EXCLUDES CERTAIN SHARES
       (See  Instructions)  [  ]
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13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                    64%

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14     TYPE OF REPORTING PERSON (See Instructions)                            C0

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ITEM  1.     SECURITY  AND  ISSUER.

This Statement relates to the Common Stock, par value $.0001 per share (the "Common Stock"),of Island Residences Club,Inc. (the "Registrant" or "Issuer"), a corporation organized under the laws of the State of Delaware with it's principal executive office is located at # 1947, Noosa Heads, Queensland 4567, Australia.

ITEM  2.     IDENTITY  AND  BACKGROUND.

(a) This Statement is being filed by Meridian Pacific Investments HK Ltd., a company registered in Hong Kong ("Meridian" or "Reporting Person").

(b) The business address of the Meridian is at P.O. Box 1947, Noosa Heads, Queensland 4567, Australia.

(c) Meridian is a Hong Kong incorporated company which controls (62%) Meridian Pacific Capital Pte Ltd., a Singapore based Venture Capital provider, Meridian owns 100% of PT Island Concepts Indonesia a local PMT (foreign ownership approved) Developer of Luxury Resorts and Villas in Bali, Indonesia. Meridian is also a Property Manager and Property Sales and Rental Agent. The directors and executive officers of Meridian are Graham James Bristow and Margaret Ann Ojala.

(d)-(e) During the past five years, Meridian nor, to the best of its knowledge, any of the persons with respect to whom information is given in response to this
Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to such laws.

(f) Each of the directors and executive officers of Meridian are citizens of New Zealand and residents of Australia.

ITEM  3.     SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION.

Meridian paid ten million US dollars (US$10,000,000) for the 4,000,000 common shares, the funds used to pay for the shares were general corporate funds of Meridian and the transfer of four million shares of PT Island Concepts Indonesia Tbk and four million rights. The rights are issued as stay entitlements in the Bali Island Villas in Seminyak, Bali. These Villas have been developed by and are operated by, PT Island Concepts Indonesia Tbk for The Island Residences Club.


ITEM  4.     PURPOSE  OF  TRANSACTION.

The shares of Common Stock owned by Meridian were acquired for, and is being held for, investment purposes. The shares of Common Stock were acquired for the purpose of acquiring control of the Company and seeking one or more strategic mergers or acquisitions. In connection therewith, Meridian may recommend and/or vote in favor of one or more proposals, which would amend the Company's Certificate of Incorporation and for the appointment of directors.


Meridian may in the future directly acquire shares of Common Stock in open market or private transactions, block purchases or otherwise. Meridian may continue to hold or dispose of all or some of the securities reported herein from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, subject to compliance with applicable law. Other than as set forth herein, Meridian has no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through
(j),inclusive, of Item 4 of the Schedule 13D. Meridian may, at any time and from time to time, review or reconsider his or its position and formulate plans or proposals with respect thereto, but has no present intention of doing so.

         ITEM  5.     INTEREST  IN  SECURITIES  OF  THE  ISSUER.

                  (a) Meridian Pacific Investments HK Ltd. ("Reporting Person") beneficially owns 4,000,000 (64%) of the Issuer.

                  (b) The Reporting Person has the sole power to vote and dispose of 4,000,000 shares owned directly.

                  Other than the stock purchase transaction described in Item 3 above, the Reporting Person has not otherwise acquired or disposed of the common stock of the Issuer.

                  No other person is known to have the right to receive, or the power to direct the receipt of, dividends or proceeds from the sale of shares owned by the Reporting Person.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

             There are no contracts, agreements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM  7.     MATERIAL  TO  BE  FILED  AS  EXHIBITS.

            Share Purchase Agreement (Previously filed by Island Residences Club, Inc. Exhibit 1.1 to Form 8-K filed on March 17, 2005, and is incorporated herein by reference.)

                                  SIGNATURE.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April  07,  2005

                               MERIDIAN  PACIFIC  INVESTMENTS  HK  LTD.


                                /s/  Graham  J  Bristow
                                ------------------------------------
                                Graham  J  Bristow,  Director